

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2017

Via E-Mail

John Rafferty, Esq.
Morrison & Forster
425 Market Street
San Francisco, CA 94105

> Re: **Pendrell Corporation**
> **Amended Schedule 13E-3**
> **Filed May 9, 2017**
> **File No. 005-81926**
>
> **Definitive Revised Proxy Statement on Schedule 14A**
> **Filed May 9, 2017**
> **File No. 001-33008**

Dear Mr. Rafferty:

We have reviewed your filing and have the following comments.

Definitive Revised Proxy Statement

1. Provide the information required by Item 1004(e) of Regulation M-A in the proxy statement to be delivered to shareholders.

Reasons for the Reverse Stock Split, page 2

2. Revise this section to explain why the company has engaged in the going private transaction *at this time*. See Item 1013(c) of Regulation M-A.

Fairness of the Reverse Stock Split, page 3

3. Please revise here and throughout the filing to more clearly and consistently articulate whether the company has determined that the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

4. We reissue prior comment 20. Your disclosure does not address the factors described in instruction 2 to Item 1014 of Regulation M-A or Item 1014(d).

Voting Securities and Principal Holders, page 11

5.   Please disclose the substance of your response to prior comment 7.

Deliberations, page 47

6.   We reissue prior comment 12 as it related to the scope of the Special Committee's
         authority and the names of its members.

7.   We note your response to prior comment 13. Revise the second paragraph of this section
         to describe the matters discussed with management, advisors and shareholders between
         March 9 and 23, 2017. Also, tell us supplementally, with a view toward disclosure, who
         the advisors and shareholders were.

         Please direct any questions to me at (202) 551-3619.

                                                    Sincerely,

                                                    /s/ Daniel F. Duchovny
                                                    Daniel F. Duchovny
                                                    Special Counsel
                                                    Office of Mergers and Acquisitions